UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

INCORPORATION BY REFERENCE

This current report is incorporated by reference in the registration statement on Form F-4 filed by Cosan S.A. with the U.S. Securities and Exchange Commission, or the SEC, on December 9, 2020 (File No. 333-251238), and shall be deemed to be a part thereof from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

ITEM
1.	Disclosure of award of treasury shares to equity-incentive plan beneficiaries by Cosan Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial and Investor Relations Officer

Item 1

Disclosure of award of treasury shares to equity-incentive plan beneficiaries by Cosan Limited

Award of Treasury Shares By Cosan Limited

On December 11, 2020, Cosan Limited’s (the “Company”) board of directors approved the acceleration of the Company’s long-term retention plan in anticipation of the proposed corporate restructuring. As a result, 1,930,000 Class A common shares held in treasury were delivered to certain beneficiaries under that plan. For further information on the long-term retention plan, see the Company’s annual report on Form 20-F under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Equity-Based Compensation Plans—Cosan Limited—Long-Term Retention Plan”. An additional 80,000 Class A common shares held in treasury will be delivered this month to other beneficiaries under other equity compensation plans of the Company. As a result, the Company will no longer have treasury shares.